

25 May 2009



09046569



SUPPL

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 4, 2009. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

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Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D



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Miscellaneous	
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Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	25-May-2009 17:22:27
Announcement No.	00079

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 4, 2009
Description	Attached is the operating performance for the 4 weeks (Period 4) from 4 April to 1 May 2009.
Attachments	📎 NOL_Operating_Performance_for_P4_2009.pdf Total size = **34K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)



Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

25 May 2009

NOL's container shipping operating performance for the 4 weeks (Period 4) from 4 April 2009 to 1 May 2009 are as follows:

	Period 4, 2009	Period 4, 2008	% Change		YTD 2009	YTD 2008	% Change
Container Shipping							
a) Volume (FEU)	157,800	203,000	(22)		639,400	865,900	(26)
b) Average Revenue Per FEU (US$/FEU)	2,322	2,940	(21)		2,437	2,935	(17)

For the four weeks of P4, 2009, container shipping volumes declined 22% while average revenue per FEU (Forty-foot Equivalent Unit) declined 21% over the same period last year. The decrease in volume was due to the decline in demand on all major trade lanes. Lower average revenue per FEU was due to lower core freight rates and lower bunker recovery.

P4 YTD, 2009 container shipping volumes declined 26% while average revenue per FEU declined 17% over P4 YTD, 2008 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 4, 2009)



APL Average Revenue per FEU (2005-2009)

US$/FEU

Period 4, 2009
Y-o-Y : -21%

Period